Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
BeyondSpring Pharmaceuticals, Inc.	Delaware, United States
BeyondSpring Ltd.	British Virgin Islands
BeyondSpring (HK) Limited	Hong Kong
Wanchun Biotechnology Limited	British Virgin Islands
Wanchun Biotechnology (Dalian) Ltd.	China
Dalian Wanchunbulin Pharmaceuticals Ltd.	China
SEED Therapeutics Inc.	British Virgin Islands
SEED Technology Limited	British Virgin Islands
Beijing Wanchun Pharmaceutical Technology Ltd.	China
SEED Therapeutics US, Inc.	Delaware, United States
Wanchun Hongji (Dalian) Pharmaceuticals Ltd.	China
SEED LH Inc.	British Virgin Islands
SEED LH MG Inc.	Delaware, United States